HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                December 20, 2004

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20001

      Re:   International PetroReal Oil Corporation
            Registration Statement on From 10-SB
            Filed on November 4, 2004
            File No. 000-51011


      This office represents International PetroReal Oil Corporation (the "Company"). On behalf of the Company, we request that the above-captioned registration statement be withdrawn. The reason for this request is that the Company will not be able to provide the financial statements requested in the staff's November 4, 2004 letter by January 2, 2005.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.


                                  William T. Hart
WTH:ap